EXHIBIT 11

ALICO, INC.
Computation of Earnings per share
(unaudited)
(in thousands except per share data)

	For the three months ended		For the six months ended
	Feb. 28,	Feb. 29,	Feb. 28,	Feb. 29,
	2005	2004	2005	2004
Net income (loss)	$(11)	$12,744	$954	$12,793
Weighted shares outstanding	7,316	7,180	7,314	7,161

Basic earnings per share	$(0.00)	$1.77	$0.13	$1.79

(Net income (loss) divided by shares outstanding)

Dilutive securities (options outstanding)	*	156	69	156

Weighted shares, diluted	7,316	7,336	7,383	7,317

Fully diluted Earnings per share	$0.00	$1.74	$0.13	$1.75

(Net income divided by dilutive shares)

* Fully diluted earnings per share has not been determined because the effects of including dilutive securities is anti-dilutive.